02016566

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED FEB 06 2002 WASHINGTON, D.C. 354 SECTION

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 4, 2002, Series 2002-1	**333-96403**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 05 2002
THOMSON FINANCIAL P

[TPW: NYLEGAL:43574.1] 18091-00048 02/01/02 10:45am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 4, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: William L. O'Neill

Name:

Title: William L. O'Neill
Treasurer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

OPTION ONE
MORTGAGE CORPORATION

$643,500,000 Certificates (Approximate)
Option One Mortgage Loan Trust 2002-1

Option One Mortgage Corporation (Originator & Master Servicer)
Option One Mortgage Acceptance Corporation (Depositor)

$643,500,000 (approximate) Asset Backed Certificates Series 2002-1

To Maturity

Class	Approx. Size [1][2]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity	Expected Ratings (S&P/Moody's/ Fitch)
A	$585,000,000	Flt – Sr	LI	3.04	1 - 177	10/25/16	2/25/32	AAA/Aaa/AAA
M-1	$21,125,000	Flt – Mez	LI	4.99	37 - 124	5/25/12	2/25/32	AA/Aa2/AA
M-2	$19,500,000	Flt – Mez	LI	4.88	37 - 111	4/25/11	2/25/32	A/A2/A
M-3	$17,875,000	Flt – Mez	LI	4.51	37 - 92	9/25/09	2/25/32	BBB/Baa2/BBB
Total:	$643,500,000							

To 10% Optional Termination

Class	Approx. Size [1][2]	Type	Bmark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	$585,000,000	Flt – Sr	LI	2.84	1 - 81	10/25/08	2/25/32	AAA/Aaa/AAA
M-1	$21,125,000	Flt – Mez	LI	4.65	37 - 81	10/25/08	2/25/32	AA/Aa2/AA
M-2	$19,500,000	Flt – Mez	LI	4.63	37 - 81	10/25/08	2/25/32	A/A2/A
M-3	$17,875,000	Flt – Mez	LI	4.47	37 - 81	10/25/08	2/25/32	BBB/Baa2/BBB
Total:	$643,500,000							

Pricing Speed

FIXED	**115% PPC** 100% PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.
ARM	**100% PPC** 100% PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty four, and remain at 35% CPR thereafter.

(1) Bond sizes are subject to a variance of + / - 5%
(2) Bond sizes are subject to final rating agency approval

Preliminary Summary of Terms

Transaction:	Option One Mortgage Loan Trust 2002-1 Asset-Backed Certificates, Series 2002-1
Certificates Offered:	The Class A Certificates (the "Senior Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (the "Mezzanine Certificates")
Depositor:	Option One Mortgage Acceptance Corporation
Originator and Master Servicer:	Option One Mortgage Corporation ("Option One")
Lead Underwriter:	Lehman Brothers Inc.
Co-Underwriters:	Greenwich Capital Markets, Inc. Banc of America Securities LLC
Trustee:	Wells Fargo Bank Minnesota, N.A
PMI Insurer:	Radian Guaranty Inc. ("Radian")
Federal Tax Status:	REMIC for federal income tax purposes
Registration:	DTC, Clearstream and Euroclear
Expected Pricing Date:	The week of January 21, 2002
Expected Settlement Date:	February 4, 2002
Statistical Calculation Date:	Close of business on January 1, 2002
Cut-Off Date:	Close of business on January 1, 2002
Distribution Date:	25th of each month, or the next succeeding Business Day (First Payment Date: February 25, 2002)
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	All Certificates are expected to be ERISA eligible.

Preliminary Summary of Terms	
SMMEA Eligibility:	The Offered Certificates are **not** expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Mortgage Loans:	As of the Statistical Calculation Date, the aggregate principal balance of the Mortgage Loans equals approximately $420,135,678 (the "Initial Mortgage Loans"). The Initial Mortgage Loans consist of approximately (i) $82,861,294 of fixed rate Mortgage Loans and (ii) $337,274,384 of adjustable rate Mortgage Loans. The aggregate principal balance of the Mortgage Loans as of the Cut-Off Date is expected to equal approximately $650,000,000 after the deposit of the Additional Mortgage Loans on the Closing Date. Approximately, $47,139,000 and $182,726,000 of fixed rate and adjustable rate Mortgage Loans, respectively, are expected to be deposited on the Closing Date.
Pass-Through Rate:	The "Pass-Through Rate" on each class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "Formula Rate" on each Class of Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.
Adjusted Net Mortgage Rate:	The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the loan rate less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate if applicable.
Adjusted Net Maximum Mortgage Rate:	The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the PMI Insurer fee rate if applicable.
Net WAC Rate:	The "Net WAC Rate" is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, the result being adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Maximum Cap:	The "Maximum Cap" is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, the result being adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Preliminary Summary of Terms	
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "Net WAC Rate Carryover Amount" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Credit Enhancement:	Consists of the following: • PMI Policy issued by Radian • Excess Cashflow • Overcollateralization Amount and • Subordination
The PMI Policy:	As of the Statistical Calculation Date, approximately 62.59% of the Initial Mortgage Loans will be covered by a primary mortgage insurance policy (the "PMI Policy") issued by Radian. For each of the Mortgage Loans covered by the PMI Policy, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.
Excess Cashflow:	The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities A) and B) under "Priority of Distributions".
Overcollateralization Amount:	The "Overcollateralization Amount" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the aggregate principal balance of Mortgage Loans as of the Cut-Off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build overcollateralization until the Overcollateralization Target Amount is reached.

Preliminary Summary of Terms	
Overcollateralization Target Amount:	Prior to the Stepdown Date, the "Overcollateralization Target Amount" is approximately equal to 1.00% of the principal balance of Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, the Overcollateralization Target Amount is approximately equal to 2.00% of the principal balance of Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the Mortgage Loans as of the Cut-Off Date. Provided however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall not be reduced from the Overcollateralization Target Amount as of the preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in February 2005 and (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 20.00%.
Credit Enhancement Percentage:	The "Credit Enhancement Percentage" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Mezzanine Certificates and (b) the Overcollateralization Amount (the "O/C") divided by (ii) the aggregate principal balance of the Mortgage Loans.

Target Percentage		Stepdown Percentage	
Tranche	**Percent**	**Tranche**	**Percent**
Class A	10.00%	Class A	20.00%
Class M-1	6.75%	Class M-1	13.50%
Class M-2	3.75%	Class M-2	7.50%
Class M-3	1.00%	Class M-3	2.00%

Preliminary Summary of Terms	
Trigger Event:	A "Trigger Event" is in effect if the 60+ day delinquency percentage for the outstanding Mortgage Loans exceeds 90% of the current Credit Enhancement Percentage.
Realized Losses:	If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds (including any insurance proceeds from the PMI Policy, if applicable and only to a limited extent) relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "Realized Loss". Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-3 Certificates, then the Class M-2 Certificates and lastly to the Class M-1 Certificates.

Preliminary Summary of Terms	
Priority of Distributions:	Available funds from the Mortgage Loans will be distributed as follows: A. Interest income will be distributed as follows: 1) to pay servicing fees, trustee fees and PMI Insurer fees, 2) Monthly Interest and previously unpaid interest to Class A 3) Monthly Interest to the Class M-1 Certificates, 4) Monthly Interest to the Class M-2 Certificates and 5) Monthly Interest to the Class M-3 Certificates. B. Principal funds will be distributed in the following order of priority as described under "Principal Paydown": 1) principal to the Class A Certificates, 2) principal to the Class M-1 Certificates, 3) principal to the Class M-2 Certificates and 4) principal to the Class M-3 Certificates. C. Excess Cashflow will be distributed as follows: 1) as principal to the Offered Certificates to build O/C , 2) any previously unpaid interest to the Class M-1 Certificates, 3) any unpaid applied Realized Loss amount to the Class M-1 Certificates, 4) any previously unpaid interest to the Class M-2 Certificates, 5) any unpaid applied Realized Loss amount to the Class M-2 Certificates, 6) any previously unpaid interest to the Class M-3 Certificates and 7) any unpaid applied Realized Loss amount to the Class M-3 Certificates. D. Any remaining Excess Cashflow to the Offered Certificates and any related Net WAC Carryover Amount in the following order, 1) to the Class A Certificates, 2) to the Class M-1 Certificates, 3) to the Class M-2 Certificates and 4) to the Class M-3 Certificates. E. Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates as further described in the pooling agreement.

Preliminary Summary of Terms	
Monthly Interest:	Interest accrued during the Interest Accrual Period at the applicable Pass-Through Rate for such Class.
Principal Paydown:	Prior to the Stepdown Date or if a Trigger Event has occurred and is continuing, 100% of principal will be paid to the Class A Certificates, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates and then 3) the Class M-3 Certificates. On or after the Stepdown Date and if a Trigger Event has not occurred, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates such that the Class A Certificates will have 20.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 13.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 7.50% credit enhancement and fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have 2.00% credit enhancement.

Net WAC Rate Schedule

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	10.986
2	8.110	42	11.992
3	7.324	43	11.591
4	7.568	44	11.576
5	7.327	45	11.946
6	7.571	46	11.557
7	7.326	47	11.942
8	7.325	48	11.558
9	7.569	49	11.543
10	7.324	50	12.762
11	7.571	51	11.511
12	7.327	52	11.890
13	7.326	53	11.503
14	8.110	54	11.886
15	7.325	55	11.486
16	7.568	56	11.470
17	7.327	57	11.835
18	7.570	58	11.438
19	7.325	59	11.802
20	7.324	60	11.404
21	7.567	61	11.387
22	7.322	62	12.589
23	7.800	63	11.353
24	9.492	64	11.714
25	9.487	65	11.319
26	10.133	66	11.679
27	9.473	67	11.285
28	9.781	68	11.267
29	9.550	69	11.625
30	10.520	70	11.232
31	10.172	71	11.588
32	10.163	72	11.197
33	10.492	73	11.179
34	10.178	74	11.931
35	10.623	75	11.143
36	10.948	76	11.496
37	10.937	77	11.107
38	12.095	78	11.459
39	10.912	79	11.071
40	11.275	80	11.053

*Assumes 6 mo nth LIBOR equals 20%.

Sensitivity Analysis – To Maturity

FRM Prepay Speed (PPC)	0%	60%	85%	**115%**	145%	170%	200%
ARM Prepay Speed (PPC)	0%	50%	75%	**100%**	125%	150%	175%
Class A-1							
Avg. Life (yrs)	19.73	5.49	3.93	**3.04**	2.47	2.08	1.77
Window (mo)	1 - 359	1 – 302	1- 230	**1 - 177**	1 - 139	1- 115	1- 94
Expected Final Mat.	12/25/31	3/25/27	3/25/21	**10/25/16**	8/25/13	8/25/11	11/25/09
Class M-1							
Avg. Life (yrs)	26.48	9.25	6.50	**4.99**	4.23	3.88	3.83
Window (mo)	268 - 356	54 - 230	39 - 166	**37 - 124**	39 - 97	40 - 80	42 - 66
Expected Final Mat.	9/25/31	3/25/21	11/25/15	**5/25/12**	2/25/10	9/25/08	7/25/07
Class M-2							
Avg. Life (yrs)	26.46	9.08	6.37	**4.88**	4.10	3.72	3.54
Window (mo)	268 - 354	54 - 208	39 - 149	**37 -111**	38 - 87	38 - 72	39 - 59
Expected Final Mat.	7/25/31	5/25/19	6/25/14	**4/25/11**	4/25/09	1/25/08	12/25/06
Class M-3							
Avg. Life (yrs)	26.28	8.40	5.86	**4.51**	3.79	3.42	3.24
Window (mo)	268 - 350	54 - 177	39 - 124	**37 - 92**	37 - 73	37 - 60	37 - 50
Expected Final Mat.	3/25/31	10/25/16	5/25/12	**9/25/09**	2/25/08	1/25/07	3/25/06

Sensitivity Analysis – To 10% Optional Termination

FRM Prepay Speed (PPC)	0%	60%	85%	**115%**	145%	170%	200%
ARM Prepay Speed (PPC)	0%	50%	75%	**100%**	125%	150%	175%
Class A-1							
Avg. Life (yrs)	19.69	5.13	3.66	**2.84**	2.31	1.95	1.67
Window (mo)	1 - 346	1 - 154	1 - 108	**1 - 81**	1 - 64	1 - 53	1 - 45
Expected Final Mat.	11/25/30	11/25/14	1/25/11	**10/25/08**	5/25/07	6/25/06	10/25/05
Class M-1							
Avg. Life (yrs)	26.39	8.62	6.03	**4.65**	3.96	3.67	3.65
Window (mo)	268 - 346	54 - 154	39 - 108	**37 - 81**	39 - 64	40 - 53	42 - 45
Expected Final Mat.	11/25/30	11/25/14	1/25/11	**10/25/08**	5/25/07	6/25/06	10/25/05
Class M-2							
Avg. Life (yrs)	26.39	8.62	6.03	**4.63**	3.91	3.56	3.43
Window (mo)	268 - 346	54 - 154	39 - 108	**37 - 81**	38 - 64	38 - 53	39 - 45
Expected Final Mat.	11/25/30	11/25/14	1/25/11	**10/25/08**	5/25/07	6/25/06	10/25/05
Class M-3							
Avg. Life (yrs)	26.27	8.32	5.81	**4.47**	3.76	3.40	3.22
Window (mo)	268 - 346	54 - 154	39 - 108	**37 - 81**	37 - 64	37 - 53	37 - 45
Expected Final Mat.	11/25/30	11/25/14	1/25/11	**10/25/08**	5/25/07	6/25/06	10/25/05

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date.*

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	2,510	
Total Outstanding Loan Balance	$420,135,677.59	
Average Loan Principal Balance	$167,384.73	$42,485.94 – $964,127.62
WA Coupon	8.810%	5.700% - 14.950%
WA Original Term (mo.)	352	120 - 360
WA Remaining Term (mo.)	351	120 - 360
WA Original LTV	77.89%	15.00% - 100.00%
WA Credit Score (where available)	595	467 - 808
Lien Position (first/second)	98.97% / 1.03%	
Loan Type		
2/28 ARM	74.49%	
3/27 ARM	5.38%	
6 Month LIBOR ARM	0.40%	
Fixed Rate – Level Pay	17.50%	
Fixed Rate – Balloon	2.22%	
ARM Characteristics		
WA Margin	5.967%	2.315% - 10.050%
WA Initial Periodic Cap	2.978%	1.000% - 3.000%
WA Subsequent Periodic Cap	1.000%	
WA Lifetime Cap	14.903%	11.700% - 20.950%
WA Lifetime Floor	8.903%	5.700% - 14.950%

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

	Collateral Summary	Ranges (if applicable)
Property Type		
Single Family Detached	75.95%	
PUD Detached	12.67%	
2-4 Units	5.31%	
Occupancy Status		
Primary Home	95.31%	
Investment	3.03%	
Second Home	1.66%	
Geographic Distribution		
CA	24.86%	
NY	10.74%	
FL	6.64%	
MA	6.10%	
other states account individually for less than 5% of pool balance		

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Statistical Calculation Date Principal Balance

($)	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
1 - 50,000	17	$838,686.10	0.20%
50,001 - 100,000	934	69,287,788.69	16.49
100,001 - 150,000	540	67,454,139.16	16.06
150,001 - 200,000	348	60,397,062.26	14.38
200,001 - 250,000	169	37,804,857.22	9.00
250,001 - 300,000	116	31,824,785.43	7.57
300,001 - 350,000	163	52,872,741.98	12.58
350,001 - 400,000	116	43,808,334.35	10.43
400,001 - 450,000	37	15,830,558.19	3.77
450,001 - 500,000	36	17,393,408.56	4.14
500,001 - 550,000	7	3,663,183.70	0.87
550,001 - 600,000	7	3,976,174.76	0.95
600,001 - 650,000	3	1,926,560.53	0.46
650,001 - 700,000	6	4,036,978.04	0.96
700,001 - 800,000	6	4,584,286.39	1.09
800,001 - 900,000	3	2,541,702.49	0.60
900,001 - 1,000,000	2	1,894,429.74	0.45
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Credit Score	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
Not Available	125	$20,810,556.57	4.95%
451 - 500	25	2,973,221.12	0.71
501 - 550	790	115,821,991.68	27.57
551 - 600	679	107,115,883.64	25.50
601 - 650	543	98,556,646.22	23.46
651 - 700	230	47,422,440.31	11.29
701 - 750	83	16,964,176.58	4.04
751 - 800	33	10,036,711.47	2.39
801 - 850	2	434,050.00	0.10
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Original Term to Stated Maturity (months)	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
120	3	$482,750.00	0.11%
180	145	17,068,507.95	4.06
240	30	2,451,502.21	0.58
360	2,332	400,132,917.43	95.24
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Remaining Term to Stated Maturity			
(months)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
1 - 120	3	$482,750.00	0.11%
121 - 180	145	17,068,507.95	4.06
181 - 240	30	2,451,502.21	0.58
241 - 300	36	3,207,154.47	0.76
301 - 360	2,296	396,925,762.96	94.48
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Property Type			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Single Family Detached	1,924	$319,084,249.28	75.95%
PUD Detached	240	53,249,119.28	12.67
2-4 Units	128	22,317,949.15	5.31
Condo Low-Rise	105	14,597,526.67	3.47
Manufactured Housing	86	6,918,979.88	1.65
Condo High-Rise	9	1,699,302.84	0.40
Single Family Attached	10	1,296,942.74	0.31
PUD Attached	8	971,607.75	0.23
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Occupancy Type			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Primary	2,380	$400,417,810.53	95.31%
Non-owner	99	12,726,502.70	3.03
Second Home	31	6,991,364.36	1.66
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Loan Purpose			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Cash Out Refinance	1,513	$236,583,859.00	56.31%
Purchase	735	132,653,560.53	31.57
Rate/Term Refinance	262	50,898,258.06	12.11
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Original Loan-to-Value Ratio [1]			
(%)	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
10.01 – 15.00	1	$119,942.82	0.03%
15.01 – 20.00	2	309,453.49	0.07
20.01 - 25.00	3	226,881.37	0.05
25.01 - 30.00	4	366,939.69	0.09
30.01 - 35.00	11	996,866.26	0.24
35.01 - 40.00	22	3,712,617.67	0.88
40.01 - 45.00	31	3,669,402.88	0.87
45.01 - 50.00	37	6,143,406.19	1.46
50.01 - 55.00	42	10,190,276.56	2.43
55.01 - 60.00	88	14,607,555.69	3.48
60.01 - 65.00	155	28,809,721.69	6.86
65.01 - 70.00	204	34,936,911.99	8.32
70.01 - 75.00	275	43,470,014.98	10.35
75.01 - 80.00	846	138,772,700.60	33.03
80.01 - 85.00	148	21,307,558.96	5.07
85.01 - 90.00	350	62,918,271.40	14.98
90.01 - 95.00	268	45,842,400.75	10.91
95.01 - 100.00	23	3,734,754.60	0.89
Total:	**2,510**	**$420,135,677.59**	**100.00%**

[1] References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgages

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

State

	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
AK	1	$59,250.00	0.01%
AL	8	718,065.77	0.17
AR	7	584,130.36	0.14
AZ	43	7,703,561.57	1.83
CA	412	104,459,591.39	24.86
CO	67	11,848,354.81	2.82
CT	66	10,388,719.68	2.47
DC	1	71,394.47	0.02
DE	4	652,400.00	0.16
FL	212	27,881,297.10	6.64
GA	66	10,709,894.72	2.55
HI	2	528,868.59	0.13
IA	7	773,185.62	0.18
ID	9	927,599.96	0.22
IL	104	17,133,733.49	4.08
IN	30	3,233,506.25	0.77
KS	7	525,599.97	0.13
KY	19	1,758,861.69	0.42
LA	22	2,486,240.77	0.59
MA	132	25,623,621.47	6.10
MD	34	7,386,440.97	1.76
ME	22	2,609,578.97	0.62
MI	108	11,853,043.24	2.82
MN	38	4,866,815.97	1.16
MO	32	2,992,605.83	0.71
MS	8	719,078.83	0.17
MT	1	60,001.00	0.01
(continued)			

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

State (continued)	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
NC	68	6,660,932.28	1.59
ND	1	149,760.00	0.04
NE	3	300,926.49	0.07
NH	25	3,337,435.11	0.79
NJ	107	20,770,507.66	4.94
NM	5	843,261.16	0.20
NV	11	1,883,183.47	0.45
NY	223	45,104,261.99	10.74
OH	112	11,353,805.14	2.70
OK	4	267,004.57	0.06
OR	15	1,917,262.82	0.46
PA	91	13,145,376.77	3.13
RI	21	2,902,030.72	0.69
SC	22	2,054,849.06	0.49
SD	2	223,142.23	0.05
TN	31	2,997,708.40	0.71
TX	147	20,399,498.88	4.86
UT	13	1,885,964.16	0.45
VA	86	16,594,585.63	3.95
VT	9	934,313.02	0.22
WA	34	5,760,679.81	1.37
WI	13	1,640,551.73	0.39
WY	5	453,194.00	0.11
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Documentation Type			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Full	1,741	$286,374,543.71	68.16%
Stated Income	731	128,910,449.21	30.68
Lite	38	4,850,684.67	1.15
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Loan Rate			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
5.501 - 6.000	6	$1,310,008.70	0.31%
6.001 - 7.000	142	42,746,792.97	10.17
7.001 - 8.000	386	82,759,594.48	19.70
8.001 - 9.000	722	127,537,995.41	30.36
9.001 - 10.000	657	100,751,407.12	23.98
10.001 - 11.000	360	41,117,576.72	9.79
11.001 - 12.000	159	16,995,390.13	4.05
12.001 - 13.000	63	5,647,245.23	1.34
13.001 - 14.000	12	1,094,061.10	0.26
14.001 - 15.000	3	175,605.73	0.04
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Credit Grade			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
AA+	153	$27,622,335.01	6.57%
AA	1,310	241,369,441.82	57.45
A	456	72,126,004.63	17.17
B	395	54,879,285.91	13.06
C	103	12,285,825.12	2.92
CC	93	11,852,785.10	2.82
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Loan Type			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Fixed Rate	404	$73,535,472.08	17.50%
Balloon	88	9,325,821.49	2.22
2/28 LIBOR ARM	1,816	312,978,914.34	74.49
3/27 LIBOR ARM	185	22,607,482.57	5.38
6 Month Libor ARM	17	1,687,987.11	0.40
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Amortization Type			
Type	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Level Pay	2,422	$410,809,856.10	97.78%
Balloon	88	9,325,821.49	2.22
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Lien Position			
Lien Position	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
First	2,457	$415,815,547.72	98.97%
Second	53	4,320,129.87	1.03
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Prepayment Penalty Term			
(months)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
12 Mos Prepayment Penalty	53	$10,537,402.94	2.51%
18 Mos Prepayment Penalty	1	62,050.00	0.01
24 Mos Prepayment Penalty	1,432	243,950,419.63	58.06
30 Mos Prepayment Penalty	7	999,795.30	0.24
36 Mos Prepayment Penalty	485	84,342,756.11	20.08
60 Mos Prepayment Penalty	14	1,541,394.67	0.37
No Prepayment Penalty	518	78,701,858.94	18.73
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Delinquency Status			
Days Past Due	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Current	2,490	$418,016,977.26	99.50%
30 - 59	20	2,118,700.33	0.50
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the fixed and adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

Mortgage Insurance Provider			
	Mortgage Loans	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
Radian	1,462	$262,983,504.03	62.59%
No Mortgage Insurance	1,048	157,152,173.56	37.41
Total:	**2,510**	**$420,135,677.59**	**100.00%**

Collateral Summary

Collateral statistics for the adjustable rate home equity loans are listed below as of the *Statistical Calculation Date.*

Margin			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
2.001 - 3.000	5	$1,097,463.91	0.33%
3.001 - 4.000	32	5,463,379.34	1.62
4.001 - 5.000	234	45,076,944.93	13.37
5.001 - 6.000	720	138,275,542.49	41.00
6.001 - 7.000	656	97,819,541.93	29.00
7.001 - 8.000	321	42,180,828.47	12.51
8.001 - 9.000	39	6,327,523.29	1.88
9.001 - 10.000	10	905,759.66	0.27
10.001 - 11.000	1	127,400.00	0.04
Total:	**2,018**	**$337,274,384.02**	**100.00%**

Lifetime Cap			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
11.001 - 12.000	5	$1,110,008.70	0.33%
12.001 - 13.000	94	20,462,857.11	6.07
13.001 - 14.000	305	63,771,117.31	18.91
14.001 - 15.000	606	109,766,659.03	32.55
15.001 - 16.000	577	91,589,601.50	27.16
16.001 - 17.000	277	33,280,098.97	9.87
17.001 - 18.000	107	12,739,957.17	3.78
18.001 - 19.000	38	3,715,867.29	1.10
19.001 - 20.000	7	722,101.20	0.21
20.001 - 21.000	2	116,115.74	0.03
Total:	**2,018**	**$337,274,384.02**	**100.00%**

Collateral Summary

Collateral statistics for the adjustable rate home equity loans are listed below as of the *Statistical Calculation Date.*

Lifetime Floor			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
5.001 - 6.000	5	$1,110,008.70	0.33%
6.001 - 7.000	94	20,462,857.11	6.07
7.001 - 8.000	306	63,852,062.86	18.93
8.001 - 9.000	605	109,685,713.48	32.52
9.001 - 10.000	577	91,589,601.50	27.16
10.001 - 11.000	277	33,280,098.97	9.87
11.001 - 12.000	107	12,739,957.17	3.78
12.001 - 13.000	38	3,715,867.29	1.10
13.001 - 14.000	7	722,101.20	0.21
14.001 - 15.000	2	116,115.74	0.03
Total:	**2,018**	**$337,274,384.02**	**100.00%**

Initial Periodic Rate Cap			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
1.000	39	$3,663,783.33	1.09%
3.000	1,979	333,610,600.69	98.91
Total:	**2,018**	**$337,274,384.02**	**100.00%**

Subsequent Periodic Rate Cap			
(%)	**Mortgage Loans**	**Statistical Calculation Date Principal Balance ($)**	**% of Statistical Calculation Date Pool Principal Balance**
1.000	2,018	$337,274,384.02	100.00%
Total:	**2,018**	**$337,274,384.02**	**100.00%**

Collateral Summary

Collateral statistics for the adjustable rate home equity loans are listed below as of the *Statistical Calculation Date.*

Next Rate Adjustment Date	Mortgage Loans	Statistical Calculation Date Principal Balance ($)	% of Statistical Calculation Date Pool Principal Balance
04/01/02	6	$425,625.78	0.13%
05/01/02	15	1,882,651.82	0.56
06/01/02	13	944,989.58	0.28
07/01/02	5	410,516.15	0.12
04/01/03	1	76,054.89	0.02
05/01/03	4	506,115.76	0.15
07/01/03	8	838,102.66	0.25
08/01/03	53	7,675,056.88	2.28
09/01/03	17	1,899,450.37	0.56
11/01/03	79	15,787,810.84	4.68
12/01/03	547	120,021,599.44	35.59
01/01/04	1,103	165,752,373.50	49.14
02/01/04	4	422,350.00	0.13
05/01/04	1	131,426.89	0.04
06/01/04	1	106,165.44	0.03
07/01/04	1	65;883.54	0.02
08/01/04	3	184,667.96	0.05
09/01/04	1	50,000.48	0.01
12/01/04	66	9,136,592.04	2.71
01/01/05	90	10,956,950.00	3.25
Total:	**2,018**	**$337,274,384.02**	**100.00%**

APPENDIX I

Fixed Rate Collateral Summary

OPTION ONE
MORTGAGE CORPORATION

$643,500,000 Certificates (Approximate)
Option One Mortgage Loan Trust 2002-1

Option One Mortgage Corporation (Originator & Master Servicer)
Option One Mortgage Acceptance Corporation (Depositor)

Collateral Summary

Collateral statistics for the fixed rate home equity loans are listed below as of the *Statistical Calculation Date*.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	492	
Total Outstanding Loan Balance	$82,861,293.57	
Average Loan Principal Balance	$168,417.26	$49,872.57 – $964,127.62
WA Coupon	8.410%	6.000% - 14.340%
WA Original Term (mo.)	320	120 - 360
WA Remaining Term (mo.)	319	120 - 360
WA Original LTV	71.39%	20.30% - 100.00%
WA Credit Score (where available)	634	500 - 804
Lien Position (first/second)	94.79% / 5.21%	

APPENDIX II

Adjustable Rate Collateral Summary

OPTION ONE

MORTGAGE CORPORATION

$643,500,000 Certificates (Approximate)
Option One Mortgage Loan Trust 2002-1

Option One Mortgage Corporation (Originator & Master Servicer)
Option One Mortgage Acceptance Corporation (Depositor)

Collateral Summary

Collateral statistics for the adjustable rate home equity loans are listed below as of the *Statistical Calculation Date*.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	2,018	
Total Outstanding Loan Balance	$337,274,384.02	
Average Loan Principal Balance	$167,133.00	$42,485.94 - $930,302.12
WA Coupon	8.908%	5.700% - 14.950%
WA Original Term (mo.)	359	180 - 360
WA Remaining Term (mo.)	358	179 - 360
WA Original LTV	79.49%	15.00% - 100.00%
WA Credit Score (where available)	585	467 - 808
Lien Position (first/second)	100.00% / 0.00%	
WA Margin	5.967%	2.315% - 10.050%
WA Initial Periodic Cap	2.978%	1.000% - 3.000%
WA Subsequent Periodic Cap	1.000%	
WA Lifetime Cap	14.903%	11.700% - 20.950%
WA Lifetime Floor	8.903%	5.700% - 14.950%

APPENDIX III

Net WAC Rate Schedules

OPTION ONE
MORTGAGE CORPORATION

$643,500,000 Certificates (Approximate)
Option One Mortgage Loan Trust 2002-1

Option One Mortgage Corporation (Originator & Master Servicer)
Option One Mortgage Acceptance Corporation (Depositor)

Net WAC Rate Schedules

Libor + 300

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	8.724
2	8.110	42	9.009
3	7.324	43	8.713
4	7.568	44	8.707
5	7.324	45	8.991
6	7.567	46	8.695
7	7.322	47	8.978
8	7.321	48	8.683
9	7.565	49	8.677
10	7.320	50	9.600
11	7.564	51	8.664
12	7.319	52	8.947
13	7.319	53	8.652
14	8.102	54	8.934
15	7.317	55	8.639
16	7.560	56	8.633
17	7.316	57	8.914
18	7.559	58	8.620
19	7.314	59	8.901
20	7.313	60	8.607
21	7.555	61	8.601
22	7.310	62	9.515
23	7.695	63	8.588
24	8.731	64	8.867
25	8.726	65	8.574
26	9.322	66	8.853
27	8.716	67	8.561
28	9.001	68	8.554
29	8.711	69	8.832
30	8.996	70	8.541
31	8.701	71	8.818
32	8.696	72	8.527
33	8.980	73	8.520
34	8.704	74	9.100
35	9.014	75	8.506
36	8.753	76	8.782
37	8.747	77	8.492
38	9.678	78	8.768
39	8.736	79	8.478
40	9.021	80	8.471

Libor Flat

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	7.285
2	8.110	42	7.527
3	7.324	43	7.283
4	7.568	44	7.282
5	7.321	45	7.523
6	7.564	46	7.279
7	7.319	47	7.521
8	7.319	48	7.277
9	7.562	49	7.276
10	7.317	50	8.054
11	7.560	51	7.273
12	7.316	52	7.514
13	7.315	53	7.271
14	8.099	54	7.512
15	7.314	55	7.268
16	7.557	56	7.267
17	7.313	57	7.508
18	7.556	58	7.264
19	7.311	59	7.505
20	7.310	60	7.262
21	7.552	61	7.261
22	7.307	62	8.037
23	7.550	63	7.258
24	7.305	64	7.498
25	7.304	65	7.255
26	7.806	66	7.496
27	7.301	67	7.252
28	7.544	68	7.251
29	7.299	69	7.491
30	7.542	70	7.248
31	7.297	71	7.489
32	7.296	72	7.246
33	7.538	73	7.244
34	7.293	74	7.742
35	7.535	75	7.241
36	7.291	76	7.481
37	7.290	77	7.239
38	8.070	78	7.478
39	7.288	79	7.236
40	7.529	80	7.234

Libor Forward Curve

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	9.521
2	8.110	42	9.928
3	7.324	43	9.600
4	7.568	44	9.591
5	7.321	45	9.901
6	7.564	46	9.575
7	7.319	47	9.900
8	7.319	48	9.673
9	7.562	49	9.664
10	7.317	50	10.689
11	7.560	51	9.645
12	7.316	52	9.958
13	7.316	53	9.633
14	8.099	54	9.978
15	7.314	55	9.646
16	7.557	56	9.636
17	7.314	57	9.947
18	7.557	58	9.617
19	7.313	59	9.928
20	7.312	60	9.607
21	7.554	61	9.597
22	7.309	62	10.613
23	7.720	63	9.576
24	9.014	64	9.884
25	9.008	65	9.556
26	9.623	66	9.869
27	8.997	67	9.540
28	9.291	68	9.530
29	9.026	69	9.836
30	9.573	70	9.508
31	9.258	71	9.816
32	9.251	72	9.503
33	9.552	73	9.492
34	9.268	74	10.135
35	9.628	75	9.470
36	9.541	76	9.775
37	9.533	77	9.452
38	10.546	78	9.780
39	9.517	79	9.453
40	9.828	80	9.442

Revised APPENDIX III

Net WAC Rate Schedules

OPTION ONE
MORTGAGE CORPORATION

$643,500,000 Certificates (Approximate)
Option One Mortgage Loan Trust 2002-1

Option One Mortgage Corporation (Originator & Master Servicer)
Option One Mortgage Acceptance Corporation (Depositor)

Net WAC Rate Schedules

Libor + 300

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	8.724
2	8.110	42	9.009
3	7.324	43	8.713
4	7.568	44	8.707
5	7.324	45	8.991
6	7.567	46	8.695
7	7.322	47	8.978
8	7.321	48	8.683
9	7.565	49	8.677
10	7.320	50	9.600
11	7.564	51	8.664
12	7.319	52	8.947
13	7.319	53	8.652
14	8.102	54	8.934
15	7.317	55	8.639
16	7.560	56	8.633
17	7.316	57	8.914
18	7.559	58	8.620
19	7.314	59	8.901
20	7.313	60	8.607
21	7.555	61	8.601
22	7.310	62	9.515
23	7.695	63	8.588
24	8.731	64	8.867
25	8.726	65	8.574
26	9.322	66	8.853
27	8.716	67	8.561
28	9.001	68	8.554
29	8.711	69	8.832
30	8.996	70	8.541
31	8.701	71	8.818
32	8.696	72	8.527
33	8.980	73	8.520
34	8.704	74	9.100
35	9.014	75	8.506
36	8.753	76	8.782
37	8.747	77	8.492
38	9.678	78	8.768
39	8.736	79	8.478
40	9.021	80	8.471

Libor Flat

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	7.285
2	8.110	42	7.527
3	7.324	43	7.283
4	7.568	44	7.282
5	7.321	45	7.523
6	7.564	46	7.279
7	7.319	47	7.521
8	7.319	48	7.277
9	7.562	49	7.276
10	7.317	50	8.054
11	7.560	51	7.273
12	7.316	52	7.514
13	7.315	53	7.271
14	8.099	54	7.512
15	7.314	55	7.268
16	7.557	56	7.267
17	7.313	57	7.508
18	7.556	58	7.264
19	7.311	59	7.505
20	7.310	60	7.262
21	7.552	61	7.261
22	7.307	62	8.037
23	7.550	63	7.258
24	7.305	64	7.498
25	7.304	65	7.255
26	7.806	66	7.496
27	7.301	67	7.252
28	7.544	68	7.251
29	7.299	69	7.491
30	7.542	70	7.248
31	7.297	71	7.489
32	7.296	72	7.246
33	7.538	73	7.244
34	7.293	74	7.742
35	7.535	75	7.241
36	7.291	76	7.481
37	7.290	77	7.239
38	8.070	78	7.478
39	7.288	79	7.236
40	7.529	80	7.234

Libor Forward Curve

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	9.521
2	8.110	42	9.928
3	7.324	43	9.600
4	7.568	44	9.591
5	7.321	45	9.901
6	7.564	46	9.575
7	7.319	47	9.900
8	7.319	48	9.673
9	7.562	49	9.664
10	7.317	50	10.689
11	7.560	51	9.645
12	7.316	52	9.958
13	7.316	53	9.633
14	8.099	54	9.978
15	7.314	55	9.646
16	7.557	56	9.636
17	7.314	57	9.947
18	7.557	58	9.617
19	7.313	59	9.928
20	7.312	60	9.607
21	7.554	61	9.597
22	7.309	62	10.613
23	7.720	63	9.576
24	9.014	64	9.884
25	9.008	65	9.556
26	9.623	66	9.869
27	8.997	67	9.540
28	9.291	68	9.530
29	9.026	69	9.836
30	9.573	70	9.508
31	9.258	71	9.816
32	9.251	72	9.503
33	9.552	73	9.492
34	9.268	74	10.135
35	9.628	75	9.470
36	9.541	76	9.775
37	9.533	77	9.452
38	10.546	78	9.780
39	9.517	79	9.453
40	9.828	80	9.442

Libor flat for 4 years, 20% thereafter

Period	Net WAC Rate	Period	Net WAC Rate
1	10.815	41	7.285
2	8.110	42	7.527
3	7.324	43	7.283
4	7.568	44	7.282
5	7.321	45	7.523
6	7.564	46	7.279
7	7.319	47	7.521
8	7.319	48	7.277
9	7.562	49	7.276
10	7.317	50	8.054
11	7.560	51	7.273
12	7.316	52	7.526
13	7.315	53	7.369
14	8.099	54	8.238
15	7.314	55	7.969
16	7.557	56	7.965
17	7.313	57	8.226
18	7.556	58	7.968
19	7.311	59	8.317
20	7.310	60	8.635
21	7.552	61	8.629
22	7.307	62	9.546
23	7.550	63	8.616
24	7.305	64	8.907
25	7.304	65	8.696
26	7.806	66	9.575
27	7.301	67	9.257
28	7.544	68	9.247
29	7.299	69	9.545
30	7.542	70	9.238
31	7.297	71	9.620
32	7.296	72	9.862
33	7.538	73	9.850
34	7.293	74	10.516
35	7.535	75	9.825
36	7.291	76	10.150
37	7.290	77	9.888
38	8.070	78	10.771
39	7.288	79	10.408
40	7.529	80	10.393